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                               April 24, 2023

       William Sperry
       Chief Financial Officer
       HUBBELL INC
       40 Waterview Drive
       Shelton, CT 06484

                                                        Re: HUBBELL INC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed, February 9,
2023
                                                            File No. 001-02958

       Dear William Sperry:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Adjusted Operating Measures, page 23

   1. We note your reconciliations of adjusted operating measures on page 24 appear to essentially provide a
non-GAAP income statement as they include most of the line items and subtotals presented
on your GAAP income statement. Please explain to us how you
                                                        determined the current
format is appropriate and complies with Question 102.10 of the
                                                        Division of Corporation
Finance's Compliance & Disclosure Interpretations on Non-
                                                        GAAP Financial Measures
or tell us how you plan to modify it in future filings, so as not to give undue
prominence to the non-GAAP financial measures presented.
       2022 Compared to 2021, page 25

   2. It appears to us your current disclosures related to multiple financial statement line items are similar and do not
adequately quantify the factors you identify or explain the
 William Sperry
HUBBELL INC
April 24, 2023
Page 2
         underlying reasons for changes, including if and how the changes could impact future results. Please revise your disclosures in future annual and quarterly filings to more fully address the following:
             When you disclose and discuss multiple factors that impact your results, quantify the impact of the factors you identify, for example, we note you identify multiple and offsetting factors that impacted consolidated net sales, net sales by segment, cost of goods sold, gross profit, operating income, and operating income by segment;
             In regard to consolidated net sales and net sales by segment, quantify the impact of favorable price realization and higher unit volumes and disclose and discuss the reasons for changes;
             In regard to cost of goods sold, gross profit, operating income, and operating income by segment, quantify the impact of favorable price realization and higher costs and disclose and discuss the reasons for changes; and In regard to the Utility Solutions segment, more fully explain the facts and
             circumstances related to the commercial resolution and disclose the impact.




       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at
(202) 551-
3709 with any questions.



FirstName LastNameWilliam Sperry                               Sincerely,
Comapany NameHUBBELL INC
                                                               Division of
Corporation Finance
April 24, 2023 Page 2                                          Office of
Manufacturing
FirstName LastName